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                                                               Exhibit (a)(1)(H)



[WHITE MOUNTAINS INSURANCE GR0UP LOGO}               PRESS
                                                     RELEASE

                                                     CONTACT: Mike Paquette
                                                     (603) 640-2205



                   WHITE MOUNTAINS ANNOUNCES CASH TENDER OFFER
              FOR UP TO 1,500,000 SHARES AT $165 NET PER SHARE AND
                   ANNOUNCES PLANNED CHANGE IN DIVIDEND POLICY

HAMILTON, Bermuda, August 14, 2000 - The Board of Directors of White Mountains Insurance Group, Ltd. has approved a cash tender offer to purchase up to 1,500,000 shares of its common stock at a price of $165.00 per share, net to the seller in cash. The tender offer is expected to commence on Monday, August 21, 2000.

White Mountains' common stock closed on the New York Stock Exchange at $157 1/16 per share on Friday, August 11, 2000.

Chairman Jack Byrne said, "Thanks to Bob Cochran and his fine staff at FSA, we have recently received $620 million from Dexia S.A. We received a fair price for our FSA holdings but, frankly, I am not sure that the sale added to our intrinsic value. Over the past several weeks, we have explored many opportunities to redeploy the proceeds but none have yet proved compelling. We will continue to search within our small circle of competence. I am confident that, in due time, we will find some nice business opportunities - we have a strong future. Nevertheless, our conclusion, based on today's facts, is to make a sizable tender offer which would utilize about one-third of our excess capital while providing our patient shareholders with an important liquidity event. As a large owner myself, I welcome this opportunity and intend to tender 250,000 shares personally."

The Offer will not be conditioned upon any minimum number of shares being tendered. The Offer will be, however, subject to certain conditions. If the Offer commences on August 21st, the proration period and withdrawal rights are expected to expire at 12:00 midnight, New York City time, on Monday, September 18, 2000 unless the Offer is extended. Neither White Mountains nor its Board of Directors makes any recommendation as to whether any shareholder should participate in the Offer.

On August 11, 2000, the Board declared a quarterly cash dividend of $.40 per share, payable September 27, 2000, to shareholders of record as of September 18, 2000. Shareholders tendering their Shares pursuant to the Offer will be entitled to receive this dividend.

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At the same meeting, the Board adopted a new dividend policy which is to become effective after the September 27, 2000 dividend payment. The new dividend policy calls for future dividends to be reduced to $1.00 per share, payable annually in the first quarter of each year. The first annual dividend is expected to be declared in February 2001 and would be payable in March 2001. No further quarterly dividends will be declared in 2000. The Board believes that this new policy is more appropriate for a Bermuda-domiciled holding company and is more in line with the resources expected to be available to the holding company on an ongoing basis.

White Mountains is traded on the New York Stock Exchange under the symbol "WTM".








SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. White Mountains cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in forward-looking statements made by White Mountains. These factors include: (i) competitive forces, including the conduct of other property and casualty insurers and reinsurers,
(ii) changes in domestic or foreign laws or regulations applicable to White Mountains, its competitors or its clients, (iii) an economic downturn or other economic conditions (such as a rising interest rate environment) adversely affecting White Mountains' financial position, and (iv) inadequacy of loss reserves established by White Mountains. White Mountains cautions that the foregoing list of important factors is not exhaustive. In any event, such forward-looking statements made by White Mountains speak only as of the date on which they are made, and White Mountains does not undertake any obligation to update or revise such statements as a result of new information, future events or otherwise.